U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                            Dated November 7, 2002



                                NEW TEL LIMITED
            (Exact name of registrant as specified in its charter)

                                      N/A
                      (Translation of Registrant's Name)

                                22 Hasler Road,
                       Herdsman, Western Australia 6017
                                   Australia
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F     X                  Form 40-F
                               -----                            -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.


                  Yes                              No     X
                        -----                           -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NEW TEL LIMITED


                                             By:   /s/ Craig L. Piercy
                                                   -------------------------
                                                   Name:   Craig L. Piercy
                                                   Title:  Company Secretary


Dated: November 7, 2002

     The following exhibits are filed as part of this report on Form 6-K:

                   Description                               Exhibit No.
                   -----------                               -----------

     Australian Stock Exchange Release, dated                     1
     November 1, 2002, relating to New Tel
     Limited's termination of the proposed
     acquisition of Digiplus Investments
     Limited.

1. Australian Stock Exchange Release, dated November 1, 2002, relating to New Tel Limited's termination of the proposed acquisition of Digiplus Investments Limited.

                                   EXHIBIT 1



                                                                       NEW TEL



ASX RELEASE


1 November 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NEW TEL - DIGIPLUS MARKET UPDATE

New Tel Limited advises that it has not proceeded with the proposed acquisition of DigiPlus Investments Limited and associated companies in Australia and New Zealand. The Share Purchase Agreement has terminated in accordance with its terms and completion of the agreement has not occurred due to certain conditions precedent being unsatisfied or waived.

As announced on 14 October 2002, New Tel paid a $4 million deposit in connection with the proposed acquisition. In accordance with New Tel's rights under the Share Purchase Agreement, the Company has now requested a refund of that deposit.

New Tel is continuing discussions with the DigiPlus sellers and other parties regarding their respective businesses and the Company will announce further details to the market when new arrangements have been confirmed.

Yours faithfully


CRAIG PIERCY
COMPANY SECRETARY


                       Everybody wants it. We've got it!

            Head Office 22 Hasler Road Herdsman WA 6017 Australia
                             Tel (+618) 9244 1166
                             Fax (+618) 9244 1175
                      New Tel Limited ABN 85 009 068 955